FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 6, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the details of recent developments disclosure relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Group”) and The Royal Bank of Scotland plc (“RBS”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Issuer Group”), and is being incorporated by reference into the Registration Statements with File Nos. 333-162219 and 333-162219-01.

Recent Development

On 2 September 2011, the US Federal Housing Finance Agency (“FHFA”) as conservator for the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Company (“Freddie Mac”) filed 17 lawsuits in the United States against a number of international banks and individual defendants, including RBSG, certain other Group companies and five individual officers and directors of the Group’s subsidiaries.  The lawsuits involve allegations that certain disclosures made by the defendants in connection with the relevant offering or underwriting of securities contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.  Group entities are named as defendants in their capacities as issuers and underwriters of securities, not as originators of any underlying mortgage loans.  Although its claims against the Group are currently unquantified, the plaintiff refers to Fannie Mae's and Freddie Mac's losses on securities with original face values of over US$30 billion.

The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that may arise, or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	6 September 2011	By:	/s/ Jan Cargill
			Name:	Jan Cargill
			Title:	Deputy Secretary